UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

RADIAN GROUP INC.

SAVINGS INCENTIVE PLAN

*	All other schedules required by Section 2520-103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

in the Radian Group Inc.

Savings Incentive Plan

Philadelphia, Pennsylvania:

We have audited the accompanying statements of net assets available for benefits of Radian Group Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (1) assets held at end of year as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, PA

June 29, 2006

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

Investments (at fair value):
Common Stock Fund - Radian Group Inc.
Participant-directed	$2,284,700	$2,263,551
Nonparticipant-directed (Note Q)	13,407,261	11,792,245

	15,691,961	14,055,796

Other participant-directed investments (Note J)	40,169,945	33,199,876

Loans receivable	701,599	668,173

Employer contributions receivable	2,841,828	2,603,166

NET ASSETS AVAILABLE FOR BENEFITS	$59,405,333	$50,527,011

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$2,775,500	$3,374,938
Loan interest	39,454	35,384
Interest	191,017	76,643
Dividends	1,164,396	409,503

Total investment income	4,170,367	3,896,468

Contributions:
Participants’	5,515,146	5,119,298
Employer’s	2,841,828	2,603,166
Rollover	726,811	443,100

Total contributions	9,083,785	8,165,564

Total additions	13,254,152	12,062,032

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Other deductions	646	15,698
Benefits paid to participants	4,375,184	4,158,991

Total deductions	4,375,830	4,174,689

NET ADDITIONS	8,878,322	7,887,343
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	50,527,011	42,639,668

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$59,405,333	$50,527,011

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Shares of mutual funds are valued at the quoted market prices. For the Radian Common Stock Fund investment, the valuation of the investment is based on the value of the underlying assets, which represents fair value. The underlying assets include Radian common stock and money market accounts, and are valued at quoted market price. For the common collective trusts, the underlying assets include traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments, and are valued by discounting the related cash flows on yields of similar instruments with comparable duration. Participant loans are valued at their outstanding balances, which approximate fair value. Dividends are recorded as of the declaration date and interest is recorded when earned. Purchases and sales of securities are recorded as of the trade date.

Plan Expenses

All expenses for administration of the Plan are paid directly by Radian Group Inc. (“Radian” or the “Company”). Loan origination fees are paid by the participant and are deducted from the loan proceeds. An annual administrative fee for loans is deducted from a participant’s account. Brokerage commissions and other expenses incurred in connection with purchases and sales of securities, which are participant-directed, are included as a reduction of the amount earned on each fund.

B. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan is a defined contribution plan designed to allow eligible employees of Radian and its subsidiaries to save for their retirement. Full-time employees, upon completion of 90 consecutive days of service, are eligible to join the Plan. Savings are achieved through a program of salary deferrals in which a participant’s salary is reduced by the amount elected to be saved on a pre-tax basis.

All participants are entitled to contribute between 1% and 25% of their annual salary to the Plan, subject to the dollar limitations discussed below. Prior to January 1, 1994, participants were permitted to contribute after-tax savings (“savings contributions”) under the Plan. After January 1, 1994, all contributions must be made on a salary reduction, pre-tax basis. Additional limitations are imposed under the Plan on the amount of salary reduction contributions that may be elected by highly compensated participants in order to comply with certain non-discrimination requirements of the Internal Revenue Code of 1986 (“the Code”). The annual limit on salary reduction contributions by a participant is determined from time to time by the Plan’s Benefits Administration Committee (the “Committee”) (not to exceed the indexed limitations contained in the Code), and those limits were set at $14,000 for 2005 and $13,000 for 2004.

On August 6, 2002, the Board of Directors of Radian approved an amendment to the Plan to allow for catch-up contributions in accordance with, and subject to the limitations of, Section 414 (vi) of the Code effective October 1, 2002 as well as other changes permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001.

C. Administration of the Plan

The Plan is administered by the Committee, which has fiduciary responsibility for the general operation of the Plan. Members of the Committee are appointed by the Board of Directors of Radian for indefinite terms and may resign or be removed at any time. Members of the Committee serve without compensation for their service. As such, Radian indemnifies such members to the extent determined by its Board of Directors.

Although Radian expects to continue the Plan, Radian reserves the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and by the Plan.

Administrative expenses of the Plan, as noted above, are paid by Radian, the Plan sponsor as provided in the Plan Document.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

D. Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions, which is made to a separate incentive account, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All investment funds are considered participant - directed funds and contain only participant - directed amounts. The only nonparticipant - directed amounts in the Plan are the Company matching contributions, which are made in Radian common stock.

E. Matching Contributions

Radian makes an annual “matching contribution” with respect to the salary reduction contributions of each participant, subject to a limit of six percent of the participant’s base salary in any pay period. For every dollar a participant contributes to the Plan (not exceeding a total of six percent of base salary in any pay period) and does not withdraw before the close of the Plan year (calendar year), Radian will make a contribution of at least $0.25.

After the close of any year, Radian may, in its sole discretion, make a supplemental matching contribution. For the years ended December 31, 2005 and 2004, for every eligible dollar a participant contributed to the Plan during the year, Radian made a supplemental matching contribution of $0.75 in Radian common stock.

Matching contributions generally must be made no later than the last date on which such amounts may be deducted for federal income tax purposes. In order to be entitled to the matching contribution for a Plan year, a participant must (i) be employed by Radian on the last working day of the Plan year, (ii) be on an authorized leave of absence (provided the participant has not withdrawn his or her current year contribution) or (iii) be entitled to receive a distribution of the participant’s account following the participant’s retirement, death or disability in the relevant Plan year.

Matching contributions, which may be made in cash or Radian common stock, are invested in the Common Stock Fund. The matching portion of the Common Stock Fund is considered a nonparticipant - directed fund (See Note Q).

F. Forfeited Accounts

A participant forfeits his or her right to matching contributions, and any earnings thereon, that remain unvested at the time of the participant’s termination of service. These amounts will be used to reduce future employer contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $407,333 and $459,604, respectively. During the year ended December 31, 2005 and 2004, employer contributions were reduced by $407,333 and $409,604, respectively, from forfeited nonvested accounts.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

G. Trust Agreement

Effective August 2004, the Company and Vanguard Fiduciary Trust Company (“Vanguard”) or (the “trustee”) established a trust (the “Trust”) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Massachusetts Financial Services (“MFS”). At the same time, The Vanguard Group (“TVG”) also became the Plan’s record keeper. All assets held in trust by MFS at that time were transferred to Vanguard.

H. Vesting

The rights of a participant to savings contributions made by the participant and salary reduction contributions made by Radian on the participant’s behalf, and any earnings thereon, are at all times fully vested and non-forfeitable. Matching contributions, and any earnings thereon, become vested based on such participant’s years of vesting service. A participant earns one year of vesting service for each Plan year in which such participant completes at least 1,000 hours of service.

Participants become vested under the following schedule:

Years of Service	Vested Percentage of the Participant’s Incentive Account
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Effective January 1, 2003, in connection with Radian’s acquisition of Enhance Financial Services Group Inc. (“EFSG”), the EFSG 401(k) Savings Plan was merged into the Plan. Employees of EFSG who were eligible to participate in the EFSG Plan prior to January 1, 2003 retain the vesting schedule under the EFSG Plan as follows:

Years of Service	Vested Percentage of the Participant’s Incentive Account
Less than 1	0%
1 but less than 2	33%
2 but less than 3	68%
3 or more	100%

Newly eligible employees of EFSG follow the Plan vesting schedule.

I. Investment Options

The selection of investment options, which may be done in increments of 1% pursuant to the Plan, with the exception of employer matching contributions, is the sole responsibility of each participant. Neither the Trustee nor Radian has any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of payments to be made under the Plan. See Note P below.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

J. Other Participant-Directed Investments

Other participant-directed investments consisted of the following:

		December 31, 2005
		Cost	Fair Value
TVG	Morgan Growth Fund	$6,112,757	$7,328,094
TVG	Wellington Fund	6,398,547	6,604,863
TVG	Retirement Savings Trust	5,033,218	5,033,218
TVG	Total Bond Market Index Fund	3,034,579	3,001,661
TVG	Growth and Income Fund	2,643,486	2,962,770
TVG	Columbia Acorn Fund	1,905,210	2,174,107
TVG	Growth Equity Fund	1,792,313	2,118,203
TVG	International Explorer Fund	1,776,488	1,975,123
TVG	Oppenheimer Global Fund	1,277,482	1,604,498
TVG	Target Retirement 2035 Fund	1,035,247	1,114,412
TVG	Target Retirement 2025 Fund	881,540	914,849
TVG	Windsor II Fund	762,025	771,280
TVG	Mid – Cap Index Fund	672,834	755,356
TVG	Inflation Protected Securities Fund	687,795	672,026
TVG	Target Retirement 2015 Fund	604,154	633,287
TVG	500 Index Fund	524,005	550,854
TVG	Small – Cap Index Fund	380,856	404,370
TVG	Selected Value Fund	379,622	389,454
TVG	Target Retirement 2045 Fund	266,083	272,807
TVG	Royce Fund	231,598	241,909
TVG	Artisan International Fund	154,684	181,565
TVG	High –Yield Corporate Fund	143,615	141,638
TVG	Strategic Equity Fund	116,086	114,601
TVG	Target Retirement 2005 Fund	92,990	94,484
TVG	Mid – Cap Growth Fund	81,623	86,833
TVG	Target Retirement Income	27,755	27,683

	Total	$37,016,592	$40,169,945

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

		December 31, 2004
		Cost	Fair Value
TVG	Morgan Growth Fund	$6,131,150	$6,883,654
TVG	Wellington Fund	5,736,578	5,965,378
TVG	Retirement Savings Trust	5,060,538	5,060,538
TVG	Total Bond Market Index Fund	2,884,403	2,911,945
TVG	Growth and Income Fund	2,589,733	2,834,879
TVG	Columbia Acorn Fund	1,706,757	1,900,892
TVG	Growth Equity Fund	1,674,034	1,865,154
TVG	Oppenheimer Global Fund	1,470,014	1,749,093
TVG	International Explorer Fund	790,497	917,872
TVG	Target Retirement 2035 Fund	529,442	571,025
TVG	Target Retirement 2015 Fund	466,808	482,250
TVG	Target Retirement 2025 Fund	344,349	352,482
TVG	Windsor II Fund	229,280	240,601
TVG	Small – Cap Index Fund	194,677	216,813
TVG	Target Retirement 2005 Fund	195,208	199,305
TVG	500 Index Fund	185,955	197,594
TVG	Mid – Cap Index Fund	159,085	180,158
TVG	Inflation Protected Securities Fund	171,017	170,924
TVG	Royce Fund	136,044	142,090
TVG	Selected Value Fund	122,976	133,060
TVG	Artisan International Fund	77,547	86,076
TVG	High –Yield Corporate Fund	49,962	50,709
TVG	Target Retirement 2045 Fund	28,469	30,183
TVG	Mid – Cap Growth Fund	27,546	29,538
TVG	Strategic Equity Fund	16,725	17,013
TVG	Target Retirement Income	10,484	10,650

	Total	$30,989,278	$33,199,876

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

K. Payment of Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant or a participant’s beneficiary, as applicable, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account only as a lump-sum distribution. Benefit payments to participants are recorded upon distribution. If the amount in a participant’s account is less than $5,000, a lump-sum distribution is made following termination of the participant’s service.

Participants are permitted to make withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account.

All amounts attributable to savings contributions must be withdrawn prior to any “hardship withdrawal” of amounts attributable to matching contributions or salary reduction contributions.

The Plan’s hardship withdrawal rules comply with the Code. In order to make a hardship withdrawal, a participant must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan and all such withdrawals and nontaxable loans available under all other retirement plans maintained by Radian and its affiliates. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1989. Upon receiving a hardship distribution, a participant is generally suspended from making contributions to the Plan (and all other deferred compensation plans maintained by Radian and its affiliates) for six months following the year of the hardship withdrawal.

L. Net Appreciation in Fair Value

Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2005 and 2004 consisted of:

		2005	2004
TVG	Artisan International Fund	$20,689	$8,529
TVG	Columbia Acorn Fund	129,604	203,302
TVG	Oppenheimer Global Fund	147,466	290,084
TVG	Royce Fund	4,720	6,046
TVG	500 Index Fund	18,269	11,833
TVG	Growth Equity Fund	154,560	194,996
TVG	Growth and Income Fund	117,314	257,674
TVG	High –Yield Corporate Fund	(3,232)	748
TVG	Inflation Protected Securities Fund	(15,631)	(93)
TVG	International Explorer Fund	97,142	133,253
TVG	Mid – Cap Growth Fund	2,645	2,096
TVG	Mid – Cap Index Fund	51,628	21,074
TVG	Morgan Growth Fund	565,823	795,613
TVG	Selected Value Fund	2,548	10,084
TVG	Small – Cap Index Fund	11,344	22,137
TVG	Strategic Equity Fund	331	287
TVG	Target Retirement 2005 Fund	4,225	4,097
TVG	Target Retirement 2015 Fund	14,136	15,584
TVG	Target Retirement 2025 Fund	25,833	8,141
TVG	Target Retirement 2035 Fund	51,565	41,638
TVG	Target Retirement 2045 Fund	6,916	1,715
TVG	Target Retirement Income	(225)	166
TVG	Total Bond Market Index Fund	(61,750)	33,497
TVG	Wellington Fund	23,158	240,609
TVG	Windsor II Fund	31	11,327
MFS	Fixed Fund Institutional Series	—	(113)
MFS	Money Market Fund	—	—
MFS	Emerging Growth Fund	—	(116,367)
MFS	Bond Fund	—	(56,283)
MFS	International New Discovery Fund	—	2,496
MFS	Total Return Fund – A	—	(10,944)
MFS	Massachusetts Investors Trust	—	(38,085)
MFS	Massachusetts Investors Growth Stock Fund	—	(59,420)
MFS	Research Fund	—	(351)
MFS	Capital Opportunities Fund	—	(30,644)
MFS	Global Equity Fund	—	29,605
MFS	New Discovery Fund	—	(170,341)
Common Stock Fund - Radian Group Inc.		1,406,391	1,510,948

Net Appreciation in Fair Value		$2,775,500	$3,374,938

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

M. Loans

Participants may borrow from the Plan in an amount up to 50% of their vested balance. The maximum loan amount is $50,000 as set forth by the IRS and Department of Labor regulations. The minimum loan allowed by the Plan is $1,000. Loans are to be repaid via payroll deductions including interest at the prime rate plus 1% over a maximum five-year period, except loans that are used toward the purchase of a primary residence, which can be repaid over a longer time period. A participant may have only one loan outstanding at any one time. Outstanding loans are due and payable upon termination of service.

N. Federal Tax Considerations

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 11, 2002 that the Plan and related trust is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Radian’s board of directors has since amended the Plan; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the financial statements herein.

O. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)

The following presents investments that represented five percent or more of the Plan’s net assets for each respective year.

	Number of Shares/Units		2005
Vanguard Growth and Income Fund	92,906		$2,962,770
Vanguard Morgan Growth Fund	413,783		7,328,094
Vanguard Total Bond Market Index Fund	298,376		3,001,661
Vanguard Wellington Fund	217,623		6,604,863
Vanguard Retirement Savings Trust	5,033,218		5,033,218
Common Stock Fund - Radian Group Inc.	643,641	*	15,691,961

	Number of Shares/Units		2004
Vanguard Growth and Income Fund	92,613		$2,834,879
Vanguard Morgan Growth Fund	421,793		6,883,654
Vanguard Total Bond Market Index Fund	283,539		2,911,945
Vanguard Wellington Fund	197,595		5,965,378
Vanguard Retirement Savings Trust	5,060,538		5,060,538
Common Stock Fund - Radian Group Inc.	634,001	*	14,055,796

*	The Common Stock Fund is reported as units.

P. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Q. Nonparticipant - Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investments is as follows:

	December 31,
	2005	2004
Net Assets:
Common Stock Fund - Radian Group Inc.*	$13,407,261	$11,792,245

Total	$13,407,261	$11,792,245

	Year Ended December 31
	2005	2004
Changes in Net Assets:
Net appreciation	$1,159,065	$1,267,625
Interest and dividends	20,183	9,758
Contributions	2,603,166	2,759,493
Benefits paid to participants	(805,778)	(1,206,531)
Other deductions	(495)	(353,680)
Loan activity	3,809	(46,123)
Transfers to participant - directed investments	(1,364,934)	(1,581,848)

	$1,615,016	$848,694

*	Indicates party-in-interest to the Plan.

R. Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by TVG. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. At December 31, 2005 and 2004, the Plan held 643,641 and 634,001 units, respectively, of common stock of Radian Group Inc., the sponsoring employer, with a cost basis of $11,407,598 and $10,561,962, respectively. During the year ended December 31, 2005, the Plan recorded dividend income on Radian Group Inc. common stock of $23,899. Radian Group Inc., as the Plan sponsor qualifies as an exempt party-in-interest.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4i: Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer	Description Of Investment	Number of Shares/Units		Cost	Current Value
TVG*	Morgan Growth Fund***	413,783		$6,112,757	$7,328,094
TVG*	Wellington Fund***	217,623		6,398,547	6,604,863
TVG*	Retirement Savings Trust	5,033,218		5,033,218	5,033,218
TVG*	Total Bond Market Index Fund***	298,376		3,034,579	3,001,661
TVG*	Growth and Income Fund***	92,906		2,643,486	2,962,770
TVG	Columbia Acorn Fund***	77,178		1,905,210	2,174,107
TVG*	Growth Equity Fund***	203,282		1,792,313	2,118,203
TVG*	International Explorer Fund***	110,219		1,776,488	1,975,123
TVG	Oppenheimer Global Fund***	24,055		1,277,482	1,604,498
TVG*	Target Retirement 2035 Fund***	90,898		1,035,247	1,114,412
TVG*	Target Retirement 2025 Fund***	77,727		881,540	914,849
TVG*	Windsor II Fund***	24,618		762,025	771,280
TVG*	Mid – Cap Index Fund***	42,845		672,834	755,356
TVG*	Inflation Protected Securities Fund***	55,265		687,795	672,026
TVG*	Target Retirement 2015 Fund***	55,261		604,154	633,287
TVG*	500 Index Fund***	4,793		524,005	550,854
TVG*	Small – Cap Index Inv***	14,178		380,856	404,370
TVG*	Selected Value Fund***	20,650		379,622	389,454
TVG*	Target Retirement 2045 Fund***	21,703		266,083	272,807
TVG	Royce Fund***	15,577		231,598	241,909
TVG	Artisan International Fund***	7,174		154,684	181,565
TVG*	High – Yield Corporate Fund***	22,956		143,615	141,638
TVG*	Strategic Equity Fund***	5,226		116,086	114,601
TVG*	Target Retirement 2005 Fund***	8,644		92,990	94,484
TVG*	Mid – Cap Growth Fund***	4,959		81,623	86,833
TVG*	Target Retirement Income***	2,652		27,755	27,683
Radian*	Common Stock Fund	643,641	**	11,407,598	15,691,961
	Loans receivable @4.25% to 10.5% Maturing between 2006 and 2024			701,599	701,599

TOTAL				$49,125,789	$56,563,505

*	Indicates party-in-interest to the Plan.
**	Amount represents units based on third party independent report.
***	All registered investment company investments.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4j: Schedule of Reportable Transactions

December 31, 2005

Investments Purchased

Identity Of Party	Description of Security	Number of Shares/Units	Purchase Price	Fair Value of Asset on Transaction Date
Single Transaction
Radian*	Common Stock Fund	137,211	3,012,770	3,012,770

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned here unto duly authorized.

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN

By:	Benefits Administration Committee

Date: June 29, 2006

By:	/s/ C. Robert Quint
C. Robert Quint
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm